FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2010

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Press release regarding year 2009 earnings.

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 917 538 100 (34) 917 538 000 Fax (34) 917 532 821 www.repsol.com

Madrid, February 25th 2010

Number of pages: 19

2009 EARNINGS

RECORD EXPLORATORY CAMPAIGN IN 2009

REPSOL POSTS NET INCOME OF 1.559 BILLION EUROS FOR 2009

•	In line with the rest of the industry, operating income fell 35.4% to 3,244 billion euros.

•	The company’s net income fell 39% compared to 2008, mainly due to the sharp decline in international oil (-36.6%) and gas prices (-55.6%), and Spanish refining margins (-82.4%).

•	The board will propose at the next annual general shareholders’ meeting, a total gross dividend of 0.85 euros per share, representing a 66% payout.

•

Oil production at the Upstream (exploration and production) unit was 4.9% higher compared to 2008, due to the start of production at the Shenzi field in the deepwater area of the Gulf of Mexico, in US waters.

•	Repsol’s Upstream reserve-replacement ratio was 94% from 65% in 2008.

•	During 2009, the company carried out a record exploration campaign with 15 finds, three of which are amongst the world’s biggest discoveries.

•	Improvement in marketing had a positive impact on the Downstream unit’s results, partly compensating for the effects of the fall in worldwide demand and weak international refining margins.

•	Revenue in 2009 was 49,032 million euros.

•	Antonio Brufau: “Our financial discipline has allowed us to sustain and progress with the Strategic Investment Plan on which the company’s future growth will be based.”

Repsol posted net income of 1,559 billion euros in 2009, a 39% decline from the previous year, due to the sharp fall in the international oil and gas prices and a dramatic contraction of economic activity.

Repsol’s operating income was 3,244 billion euros, 35.4% less than 2008, and was severely affected by the fall in oil and gas prices, and low refining margins in Spain.

Throughout 2009, Brent crude averaged $61.7/bbl, 36.6% less than the $97.3/bbl recorded in 2008. West Texas averaged $62.1/bbl, a fall of 37.8% when compared with $99.8/ bbl in the same period of the previous year. The average Henry Hub price for gas during 2009 was $4.0/MBtu compared with $9.0/MBtu in the previous year, a fall of 55.6%. Refining margins in Spain declined 82.4% in the period to $1.3/bbl.

Of the company’s core business, the Exploration and Production unit (Upstream) operating income posted profit of 781 million euros, a fall of 65.4% compared to the previous year. Profit at the Refining, Marketing, LPG and Chemicals (Downstream) businesses was 1,022 billion euros, a 2.5% fall year-on-year.

Even in this negative environment, the company continued implementing its savings plan, with cost savings of 800 million euros on a homogenous basis, while investments fell (during the 2008-2012 period) by 3.9 billion euros, from 28.9 billion to 25 billion euros.

The implementation of the savings plan did not affect the progress of the company’s strategic projects. Investments, excluding Gas Natural, totalled 3,943 billion euros in 2009, helping ensure the company’s organic growth.

Moreover, Repsol has liquidity of more than 5.5 billion euros and a net debt to employed capital ratio of 16.7% for the Group, excluding Gas Natural.

GROSS DIVIDEND OF 0.85 EUROS PER SHARE

The Board of Directors unanimously agreed yesterday to propose to the next annual general shareholders’ meeting a final gross dividend of 0.425 euros per share against 2009 earnings to be paid from July 8, 2010 (Note to ADS’s holders: Owners of record of ADS’s at the closing of business of July 7 2010 would be entitled to receive such dividend when payable by the Bank of New York Mellon, which is expected to be on July 19 2010).

With this proposal, which must be approved in the annual general shareholders’ meeting, the total gross dividend for 2009 will be 0.85 euros per share, which represents a 19% decrease from the previous year.

The total dividend payout from 2009 earnings amounts to 1.038 billion euros, a 66.4% payout, and is compatible with the company’s growth plans in the current economic environment.

Since 2004, Repsol has increased shareholder return by 70%, raising the payout from 25% in 2004 to 66% in 2009.

UPSTREAM: RESERVE REPLACEMENT RATIO REACHES 94%

The operating income reached 781 million euros in 2009, a fall 65.4% from 2008, mainly due to declining international crude oil (-36.6%) and gas (-55.6%) prices. In the second half of the year prices recovered somewhat from those registered at the end of June.

In 2009, production in the Upstream unit averaged 334 kboed, 0.3% more than the previous year despite contractual changes. The increase in liquids production is especially significant with a 4.9% increase to 134kboed.

During 2009, this trend was boosted with 15 significant discoveries, that will add 550 million boe of contingent resources and unlock further potential in the coming years.

Repsol last year carried the most successful exploratory campaign of its history. Of the company’s 15 reported discoveries, Abare West in Brazil, Buckskin in the United States and Perla 1X in Venezuela are amongst the top ten offshore finds in the world in 2009.

Repsol’s reserve replacement ratio increased to 94% from 65 % in 2008, a result of discoveries made during previous years. During 2010, Repsol expects the upstream reserves replacement ratio to exceed 100%.

In spite of the difficult financial environment, upstream investments totalled 1,122 billion euros. This is in line with the spending of the previous year, which aims to guarantee the company’s future.

Of total investments, 42% was spent on developing fields in the United States (41%), Trinidad and Tobago (22%) and Libya (10%). Investments in exploration represented 48% of the total, and were mostly dedicated to Brazil (33%), Spain (18%), United States (16%) and Algeria (14%).

RECORD DISCOVERIES

During 2009, Repsol had an unprecedented success in its exploration campaign, reporting a record 15 oil and gas discoveries. Amongst these, Abare West in Brasil, Buckskin in the United States and Perla 1X in Venezuela are amongst the top ten offshore finds in the world in 2009, including Repsol’s biggest-ever gas discovery.

In the second half of 2009 Repsol made new oil and gas discoveries in the BM-S-9 block in Brazil’s deep water Santos Basin in the Abare West well, also among the top ten offshore finds in the world in 2009, adding to the Vampira, Panoramix, Piracuca and Iguazu discoveries announced in the first half of the year.

Also in Brazil, Repsol confirmed the significant potential of the Guara well after initial production tests, resulted in an estimate of recoverable volumes of light crude and gas of between 1.1 billion and 2 billion barrels of oil equivalent. Due to the field’s potential, the consortium will install a Floating Production, Storage and Offloading vessel (FPSO) to produce 134,000 boe/d, which would make it the second producing field in the Santos Basin.

In Venezuela, Repsol has confirmed its biggest ever gas discovery. The field is estimated to contain recoverable gas volumes of between 1 and 1.4 billion barrels of oil equivalent. Perla 1X is also one of the world’s top ten offshore finds in 2009.

In the Gulf of Mexico (Unites States), the company made a new find in the Buckskin well, also in the world top ten, in the first half of the year. This adds to the new finds in the Shenzi fields in the G109 and Shenzi-8 fields that indicate important oil resources. Oil production in the Shenzi field has beaten initial expectations by 20%.

Also in September, Repsol announced the discovery of hydrocarbons offshore Sierra Leone, demonstrating the potential of a previously unexplored area.

DOWNSTREAM: IMPROVED MARKETING BUSINESS

Downstream operating income was 1,022 billion euros, 2.5% less than the previous year, due to the sharp fall in refining margins from 7.4 dollars per barrel in 2008 to 1.3 dollars per barrel in 2009. The value of inventories and the improved performance of the marketing business helped partially offset the narrower refining margins.

During 2009, investments in Downstream totalled 1,649 billion euros, and where mainly assigned to the expansion and conversion projects in progress at the Cartagena and Bilbao refineries. The expansion of the Cartagena refinery will improve the refining margin by approximately 5 dollars per barrel.

Both refineries will increase their production capacity of middle distillates, mainly diesel, helping reduce Spanish imports of this fuel.

During 2009, the petrochemicals margins remained exceptionally narrow, however product sales improved 24% in the fourth quarter, indicating a recovery for 2010.

YPF PROFIT WAS 1,021 BILLION EUROS

Operating income at YPF was 1,021 billion euros, 11.9% less than 2008. An increase in domestic prices, the Petroleum Plus programme and the savings plan partially offset lower income from products sold in Argentina but referenced to international prices, as well as lower revenues from exports and low gas prices.

In the fourth quarter, the YPF increased fuel prices that, added to the increased income from exports and from products sold in the domestic market but referenced to international prices, contributed to a 216.8% improvement is YPF’s operating income compared with the year-earlier period.

In 2009, YPF investments were 956 billion euros, of which 66.8% was spent on exploration and production projects.

GAS NATURAL SDG ROSE 34.8%

In 2009, Gas Natural SDG posted an operating income of 748 million euros compared with 555 million euros in the previous year, a 34.8% rise.

The increase is due to the incorporation into the gas company’s earnings of 100% of Union Fenosa from April 30 2009. This milestone represents a step forward for Gas Natural’s growth plans, which achieves is strategic objectives ahead of time.

REPSOL YPF 2008 RESULTS

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – December		Change
	2008	2009	%
Net income	2,555	1,559	(39.0)
Operating income	5,020	3,244	(35.4)
CCS adjusted operating income	5,440	2,761	(49.2)

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – December		Change
	2008	2009	%
EBITDA	8,121	6,749	(16.9)
Operating income	5,020	3,244	(35.4)
Financial expenses	(544)	(468)	13.9
Income before income tax and income of associates	4,476	2,776	(37.9)
Income tax	(1,861)	(1,130)	39.3
Share in income from companies carried by the equity method	66	86	30.3
Income from discontinued activities	—	12
Income for the period	2,681	1,744	(34.9)
Income attributable to minority interests	126	185	46.8
NET INCOME	2,555	1,559	(39.0)

BREAKDOWN OF REPSOL YPF

OPERATING PROFIT, BY BUSINESSES

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – December		Change
	2008	2009	%
Upstream	2,258	781	(65.4)
LNG	125	(61)	—
Downstream	1,048	1,022	(2.5)
YPF	1,159	1,021	(11.9)
Gas Natural SDG	555	748	34.8
Corporate & others	(125)	(267)	113,6
TOTAL	5,020	3,244	(35.4)

“CORE BUSINESS” OPERATING HIGHLIGHTS

	January – December		Change %
	2008	2009
Oil and gas production (Thousand boepd)	333	334	0.3
Crude processed (Thousand tons)	40.1	35.1	(12.4)
Sales of oil products (Thousand tons)	43,863	39,429	(10.1)
Sales of petrochemical products (Thousand tons)	2,602	2,306	(11.4)
LPG sales (Thousand tons)	3,223	2,993	(7.1)

*	For 2009, the stake in the REFAP refinery (Brazil) has been proportionally integrated into the Group’s earnings. In order to make comparison easier between 2008 and 2009, and in accordance with accounting legislation, the data corresponding to 2008 in the current release have been modified accordingly, integrating the proportional earnings from that company for the whole year. The accounting modification of REFAP has no effect on earnings before 2008.

YPF OPERATING HIGHLIGHTS

	January – June		Change %
	2008	2009
Oil and gas production (Thousand boepd)	619	572	(7.7)
Crude processed (Thousand tons)	16.6	15.7	(5.6)
Sales of oil products (Thousand tons)	15,203	13,906	(8.5)
Sales of petrochemical products (Thousand tons)	1,506	1,479	(1.8)
LPG sales (Thousand tons)	378	397	4.9

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER 2008	DECEMBER 2009
NON-CURRENT ASSETS
Goodwill	3,055	4,733
Other intangible assets	1,228	2,085
Property, plant & equipment	26,094	31,900
Real-Estate Investments	31	35
Equity-accounted financial investments	525	531
Non-current financial assets	2,465	1,732
Deferred tax assets	1,530	2,021
Other non-current financial assets	276	273
CURRENT ASSETS
Non-current assets classified as held for sale (*)	163	746
Inventories	3,641	4,233
Trade and other receivables	6,636	6,773
Other current financial assets	498	713
Cash and cash equivalents	2,922	2,308

TOTAL ASSETS	49,064	58,083

Total equity	21,004	21,391
NON-CURRENT LIABILITIES
Subsidies	108	124
Non-current provisions	2,718	3,097
Non-current financial debt	10,432	15,411
Deferred tax liabilities	2,559	3,395
Other non-current liabilities	1,451	2,672
CURRENT LIABILITIES
Liabilities associated with non-current assets held for sale	12	185
Current provisions	439	282
Current financial debt	1,853	3,499
Trade and other payables	8,488	8,027

TOTAL LIABILITIES	49,064	58,083

(*)	Assets and liabilities associated with non-current assets held for sale are included

PERIOD HIGHLIGHTS

g Repsol will multiply sevenfold its production in Bolivia’s Caipipendi block

Repsol’s Chairman, Antonio Brufau and Bolivia’s president, Evo Morales, reached an agreement in La Paz to develop the Caipipendi block, whose production will rise sevenfold during the next 5 years to reach a daily output of 14 million cubic meters. The company will invest 400 million euros in developing Caipipendi until 2013. The Caipipendi block contains resources of 3.7 trillion cubic feet of gas (equivalent to three years of Spanish gas demand), it is one of Latin America’s largest energy projects. This block includes the Margarita and Huacaya fields, the latter being one of the 5 largest gas finds made worldwide in 2008.

g Shenzi beats production expectations by 20%

On October 30, Repsol and its partners made two new finds in the Shenzi field in deep waters of the Gulf of Mexico. The new pay found in two reservoirs in the existing G104 and Shenzi-8 wells confirms the potential of Shenzi, where the 134,000 boe/day output is already 20% above initial production expectations. Repsol and its partners began producing oil and gas from Shenzi at the end of March 2009. The Gulf of Mexico is one of the world’s most attractive offshore areas for the oil industry and helps Repsol achieve its aim of increasing its exposure to OECD countries.

g Perla 1X in Venezuela is confirmed as Repsol’s largest ever gas find

On October 16 Repsol confirmed its biggest ever gas discovery in Venezuela and the largest find of its kind in that made in that country. Production tests carried out in the Perla 1X field, discovered in September 2009, revealed a well flow of 570,000 cubic metres/day of gas with 620 barrels of condensate per day, which confirms that the field could contain recoverable gas volumes of between 1 and 1.4 billion barrels of oil equivalent. According to the IHS information service, the Perla discovery is amongst the five largest hydrocarbons finds worldwide in 2009.

g Gassi Touil arbitration resolved without compensation for any party

On November 27, the arbitration tribunal declared terminated the agreement between Repsol-Gas Natural and Sonatrach for the Gassi Touil project that had been awarded in 2004. The arbitration tribunal has declared the agreement terminated in accordance with its terms, without either party having to compensate the other for the termination. The award also orders Sonatrach to buy the Spanish companies’ share in the joint venture in charge of the project’s liquefaction process for a price similar to the consortium’s current liquid assets.

g Repsol and the Basque Energy Board (Ente Vasco de la Energía) agree to create a network for electrical cars

Last October, Repsol’s Chairman, Antonio Brufau, and the Basque Regional Minister for Industry and Energy, signed an agreement to jointly develop a network to recharge electric cars in the Basque Country. The agreement stipulates an initial study to assess the viability of different battery-recharging systems and quick-change battery services for electric vehicles. Following the initial study, technical specifications for the chosen solution will be determined and the ideal locations to develop the network will be selected. With this agreement, Repsol will contribute to security of supply with fuels that are efficient in terms of costs and which contribute to achieving global sustainability targets.

g PIIBE project (Innovation Project for the Promotion of Biodiesel in Spain)

Repsol participated in the PIIBE project (Innovation Project for the Promotion of Biodiesel in Spain), backed by the Ministry of Science and Innovation. Fifteen Spanish companies from different industrial sectors participated in this four-year project in association with 23 R&D centres. The total budget assigned to the project was 23 million euros aimed at developing solutions to reduce greenhouse gas emissions from transport, diversification of energy sources and to correct the diesel shortage in the domestic market. Thanks to this project, Spain is on the forefront of the R&D in biodiesel.

g Antonio Brufau opens Canaport LNG, the first such terminal to be built in Canada

On September 25, Chairman Antonio Brufau officially opened the Canaport LNG terminal in Canada, marking the completion of the first of the ten key projects outlined in the company’s 2008-2012 Strategic Plan. The terminal is the first of its kind to be built on the east coast of North America in 30 years, and the first ever to be built in Canada. The 1 Bcf per day facility can supply enough gas to heat 5 million homes and marks the entry of Repsol in the United States’ gas market.

g First hydrocarbons find offshore Sierra Leone

On September 17, Repsol and partners Anadarko, Woodside and Tullow made the first discovery of hydrocarbons offshore Sierra Leone. The find was made in the Venus B-1 well in block SL 6/07, which reached a depth of 5,638 metres in water 1,798 meters deep. Venus is the first well drilled in the area.

g Abare West, a new discovery in Brazil’s Santos Basin

On September 15, Repsol announced an oil and gas discovery in block BM-S-9 of Brazil’s deep water Santos Basin. The find was made in the well 4-SPS-66C, known as Abare West, of the Carioca area. The well is 290 kilometres from the coast of Sao Paulo, in water 2,163 metres deep. Tests are underway to determine the size and quality of the well.

g Guara estimated to hold between 1.1 and 2 billion barrels of oil equivalent

Repsol and partners Petrobras and British Gas (BG Group) announced on September 9 that they had completed initial production tests in the Guara well, in Brazil’s Santos Basin, and estimated recoverable volumes of light crude and gas at between 1.1 billion and 2 billion barrels of oil equivalent, (equal to two years oil and gas demand in Spain.) Due to the field’s potential, the consortium will install a Floating Production, Storage and Offloading vessel (FPSO) to produce 120,000 boe/d, which would make it the second producing field in the Santos Basin.

g Vampira discovery in Brazil

On July 28, Repsol confirmed the existence of traces of light crude oil and gas in the Vampira well, located in block S-M-789, in the BM-S-48 area, at about 200 kilometres from the coast of Sao Paulo, at a depth of 140 metros in the Santos Basin. Repsol is operator of the block 40%, and partnered by Petrobras (35%), Vale (12.5%) and Woodside (12.5%). Work is currently underway to establish the quantity and quality of the hydrocarbons.

g Two discoveries in Spanish Mediterranean waters

On July 1, Repsol announced two new offshore oil discoveries in the Spanish Mediterranean. The Montanazo D-5 and Lubina-1 wells are located 45 kilometres from the coast of Tarragona that could increase Spain’s oil production fourfold. Repsol, with a 75% stake, is the operator of the first of these discoveries, in a consortium with Gas Natural (17.7%) and Cepsa (7.3%). In the second discovery, Repsol is the sole holder. Initial production tests produced flows of 3,800 bpd in Montanazo D-5 and 3,700 bpd in Lubina-1. Preliminary estimates show that the Montanazo and Lubina wells could produce oil for between five and seven years, extending the productive lives of the area. Both wells will be tied back to the Casablanca platform.

g Progress in the expansion of the Cartagena and Bilbao refineries

On May 18, three reactors arrived at Cartagena to be installed in the new units as part of the refinery upgrade. During 2009, Building work and the construction of metallic structures for supporting pipes is progressing and being carried out in the expected time frame. The expansion of the Cartagena refinery is one of the key projects outlined in the company’s 2008-2012 Strategic Plan, with an investment of more than 3.2 billion euros, it is the largest industrial investment ever made in Spain.

The Petronor Bilbao refinery is also building new units to reduce fuel-oil production, (URF Project) began in mid March, and the building work, metal structure and mechanical construction is progressing as planned.

g Panoramix; gas and condensate in shallow waters offshore Brazil

On May 11, Repsol made a new gas and condensates find in the shallow waters of the Santos Basin offshore Brazil, confirming the potential of the area and its strategic importance for the company. The production tests showed a maximum gas flow of 378,600 cubic metres/day and 1,570 bpd of condensate. Repsol is the operator of the exploration with a 40% stake.

g First find offshore Libya

On April 21, Repsol made its first offshore hydrocarbons discovery off the coast of Libya, a country where Repsol has a key presence as the largest foreign oil company. With this discovery, the company strengthens its position as the biggest private oil company in Libya. The well, drilled to a depth of 4,820 metres in 50 metres of water, is the first drilled in block NC202, about 15 kilometres offshore Libya. The block is located in the Sirte Basin, and was awarded to Repsol and its partners in November 2003.

g Piracuca and Iguazu; the Santos Basin’s potential is confirmed

On April 13, Repsol and Petrobras confirmed the commercial viability of a discovery made in January in the Piracuca well, in the BM-S-7 block of Brazil’s Santos Basin. Preliminary estimates indicate there could be 550 mboe of “oil in place” light oil and natural gas. On April 15, Repsol announced a new discovery in the Santos’s Basin. The well known as Iguazu, is located in block BM-S-9, 340 kilometres off the Sao Paulo coast and at 2,140 meters deep, in the same evaluation area as the Carioca and Guara fields. Repsol has a 25% stake in the discovering consortium.

g Gas find in Moroccan waters

On March 30, Repsol discovered gas in the Tanger-Larache area, 40 kilometres from the coast of Morocco. The find is comprised of two columns of gas totalling 90 metres were uncovered in the Anchois-1 well, drilled to a depth of 2,359 metres. Repsol operates the consortium with a 36% stake.

g Buckskin, a new and significant find in the Gulf of Mexico

On February 6, Repsol announced a new oil find in the Buckskin well, in US waters of the Gulf of Mexico. The discovery was made 300 kilometres offshore Houston. Repsol is the operator of the well, which shows indications of the existence of significant light and sweet oil resources. It is adjacent to and of a similar geological structure to the Chevron-operated Jack field.

ADDITIONAL HIGHLIGHTS

g Leadership award from the American Chamber of Commerce

On December 18, Repsol Chairman, Antonio Brufau, received the “Global Business Leader Award” for his contribution for making Repsol a more ethical, international and sustainable company. This award is in recognition of Spanish or American leaders who have made an outstanding contribution to international business and responsible economic globalisation. The American Chamber of Commerce highlighted Repsol’s noteworthy contribution to fighting global warming.

g Platts Awards: Repsol’s Kaleidoscope Project wins Commercial Technology of the year award

On December 4, Repsol received the Commercial Technology of the Year Award at the Platts Global Energy Awards for its Kaleidoscope seismic imaging project. The Kaleidoscope Project, developed by Repsol in partnership with IBM, 3DGeo, Stanford University and the Barcelona Supercomputing Centre, allows Repsol to generate sharper seismic imaging and to process them 15 times faster than with other technologies, shortening exploration times and increasing the chances of success when exploring thousands of metres underground.

g Repsol, leader in transparency according to the Dow Jones index

Last September, the Global Sustainability Index DJSI World (Dow Jones Sustainability Index World) and European DJSI STOXX, (Dow Jones Sustainability Index STOXX) for 2009 was published. For the fourth consecutive year Repsol forms part of this index for its performance in sustainability. The company was rated “best in class” in the Oil & Gas sector in social aspects, receiving the maximum score in the index for transparency, human capital development and social impact in communities. For the first time, Repsol won top marks in climate change, biodiversity and social awareness management.

g Repsol the “Best Energy Company of the Year 2008” according to the Petroleum Economist

On September 2, Repsol won the Energy Company of the Year Award, awarded by the Petroleum Economist in recognition of its achievements in 2008, centred on the implementation of the company’s strategic plan. Repsol Chairman Antonio Brufau, was among the finalists for the Executive of the Year award in recognition of his achievements since his appointment in October 2004. Repsol was the only Spanish company nominated for these awards.

g Repsol named best Ibex-35 company for online financial information

On June 24, Repsol was awarded the status of Best Spanish Company for Financial Information on the Internet at the eighth edition of the annual awards ceremony held by the Spanish Association of Accounting and Business Administration (AECA), in the category of Ibex-35 companies. The AECA Awards aim to recognise the importance that new technologies have in developing a more efficient information market and the effect they have on the correct allocation of financial resources. Repsol previously won this award in 2005, 2006, and 2007.

g The Fundación Empresa y Sociedad (Business and Society Foundation) rewards Repsol for its policy of integration for people with disabilities

On June 16, Repsol received an award for the eighth edition of the Fundación Empresa y Sociedad prize in the Disability category for the work it has actively carried out with disabled people, this award recognises the best business practices in integrating the disabled in order to promote business competitivity and social cohesion.

The company currently employs 544 disabled people. In Spain 357 are employed directly and 47 through other entities, representing more than 2% of the workforce. Repsol has created a global accessibility guide for its petrol stations and has made two service stations in Madrid and Zaragoza globally accessible, verified by Spain’s certification agency AENOR (certificate number 170001.)

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the US Securities and Exchange Commission and in Section I “Risk factors” in Repsol YPF’s Registration Document filed with the Comisión Nacional del Mercado de Valores in Spain on December 2009. Both documents are available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.

Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

This document does not constitute an offer to purchase, subscribe, sale or exchange of Repsol YPF’s or YPF Sociedad Anonima’s respective ordinary shares or ADSs in the United States or otherwise. Repsol YPF’s and YPF Sociedad Anonima’s respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 25th, 2010	By:	/S/ FERNANDO RAMÍREZ
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer